Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Leifheit, Terrence J. (Last) (First) (Middle) 1017 Wild Dunes Circle (Street) Wilmington, North Carolina 58405 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/01/2001	4. Issuer Name and Ticker or Trading Symbol Paladyne Corp. (PLDY)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) President and Chief Operating Officer	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  If the Form is filed by more than one person, see Instruction 5(b)(v).

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Series B Preferred Stock(1)	N/A	N/A	Common Stock	6,821,690	N/A	D(2)
Series B Preferred Stock	N/A	N/A	Common Stock	1,378,310	N/A	I	See Footnote (3)
Series B Preferred Stock	N/A	N/A	Common Stock	300,000	N/A	I	See Footnote (4)
Warrant(s) to purchase Common Stock	(5)	02/01/2006	Common Stock	3,327,654(6)	$1.146/share	D
Warrant(s) to purchase Common Stock	(5)	02/01/2006	Common Stock	415,957(7)	$1.146/share	D
Warrant(s) to purchase Common Stock	(5)	02/01/2006	Common Stock	292,680	$1.146/share	I	See Footnote (8)
Warrant(s) to purchase Common Stock	(5)	02/01/2006	Common Stock	36,588	$1.146/share	I	See Footnote (9)
Option(s) to purchase Common Stock	02/01/2001	02/01/2010	Common Stock	200,000(10)	$1.0248/share	D

Explanation of Responses:
(1)	Each share of Series B Preferred Stock shall convert, on a mandatory basis, into two shares of Common Stock immediately following stockholder approval of an increase in the number of authorized shares of Common Stock.
(2)	2,050,000 shares are held in escrow; escrow to be released February 1, 2003 subject to Mr. Leifheit's indemnification obligations.
(3)	For purposes of determining beneficial ownership solely under Rule 16a(1), Mr. Leifheit is Voting Trustee of 1,378,310 shares held in a Voting Trust, including those shares referenced in Footnote (4) below, for which Mr. Leifheit disclaims beneficial ownership under the definition set forth in Rule 16a(2).
(4)	100,000 shares are held by Clifford A. Clark, as Trustee under the NCUTMA, for each of Eric Leifheit, Alex Leifheit and T.J. Leifheit (Mr. Leifheit's three children); which 300,000 shares are included in the Voting Trust described in Footnote (3) above, and for which shares Mr. Leifheit disclaims beneficial ownership.
(5)	Exercisable based upon various contingencies, none of which will occur within sixty days.
(6)	A warrant for 2,000,000 shares is being held in escrow; escrow to be released February 1, 2003 subject to Mr. Leifheit's indemnification obligations.
(7)	A warrant for 250,000 shares is being held in escrow; escrow to be released February 1, 2003 subject to Mr. Leifheit's indemnification obligations.
(8)	A warrant for 97,740 shares is being held by Clifford A. Clark, as Trustee under the NCUTMA, for each of Eric Leifheit, Alex Leifheit and T.J. Leifheit (Mr. Leifheit's three children), for which three warrants and 293,220 underlying shares Mr. Leifheit disclaims beneficial ownership.
(9)	A warrant for 6,098 shares is being held by Clifford A. Clark, as Trustee under the NCUTMA, for each of Eric Leifheit, Alex Leifheit and T.J. Leifheit (Mr. Leifheit's three children), for which three warrants and underlying 18,294 shares Mr. Leifheit disclaims beneficial ownership.
(10)	100,000 Options to purchase Common Stock were granted and fully exercisable as of February 1, 2001. Mr. Leifheit received the remaining 100,000 options on becoming a Director of Paladyne. Of these options 33,334 shares became exercisable as of the grant date of February 1, 2001; 33,333 shares are exercisable on February 1, 2002; and 33,333 shares are exercisable on February 1, 2003.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Terrence J. Leifheit Terrence J. Leifheit	February 12, 2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
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